

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 14, 2017

Emilio Santandreu
President, Chief Executive Officer and Managing Member
Our MicroLending LLC
3191 Coral Way, Suite 109
Miami, FL 33145

> **Re: Our MicroLending, LLC
> Amendment No. 2 to the Offering Statement on Form 1-A
> Filed March 30, 2017
> File No. 024-10595**

Dear Mr. Santandreu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2017 letter.

Description of Business and Management Discussion of Financial Condition

Overview, page 10

1.  We note your disclosure regarding the administration of $4.85 million from the Florida Microfinance Act, $4,776,750 of which is due back to the State. We also note that $3.825 million is held in CDs, and you are allowed an administrative benefit of $48,250. Please provide additional disclosure accounting for the remaining $951,750.

Description Of Business And Management Discussion Of Financial Condition

Profitability, page 18

2. Please revise the last sentence of the first paragraph on page 19 to refer to the year in which the net income was $452,271.

Part F/S

Financial Statements

General

3. Please update the financial statements to include audited financial statements for the year ended December 31, 2016. In addition, please file a new signed consent from your independent auditors.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 10

4. We have reviewed your response to prior comments 6, 7, and 14. Please revise your revenue recognition accounting policy for income from grants to disclose the specific terms and conditions of the grant awards. Please disclose why you believe that the nature of the award is considered a grant since you have no financial contingencies from the receipt of the funds. Define the corresponding expenses which you have incurred and the required services you provided in exchange for these awards. In addition, please disclose that you may begin lending funds prior to the receipt of grant funds by drawing down on your line of credit with the grants awarded but not received serving as collateral.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Staff Attorney, at (202) 551-8636, or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc:    Brian Recor, Esq.
        Recor Rieber, P.A.